June 23, 2025

Kwok Yiu Keung
Chief Executive Officer
K-Tech Solutions Company Limited
Unit A, 7/F, Mai On Industrial Building
17-21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

       Re: K-Tech Solutions Company Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed on June 5, 2025
           File No. 333-287391
Dear Kwok Yiu Keung:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 28, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
General

1. We note your response to prior comment 2. Please also remove the draft line from the opinion.
2. We note that your registration statement includes a number of blanks and omitted information. Please provide all required missing information in your next amendment or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and
       we may have additional comments at that time.
Capitalization, page 51
 June 23, 2025
Page 2

3. Please revise the "Amount due to related parties" figure on page 51 to agree with the amount presented on the balance sheet on page F-23.
       Please contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Lawrence Venick